UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 1, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 12, LLC

(Exact name of issuer as specified in its charter)

Delaware	33-2055992
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 23, Series 24, Series 26, Series 27, Series 29, Series 30, Series 33, Series 35, Series 37, Series 55, Series 56, Series 57, Series 58, Series 60, Series 61

(Securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On September 1, 2026, Nigel Glenday resigned as Chief Executive Officer, Chief Financial Officer and a manager of the Company, and he also resigned from all other officer, manager and director positions held with other affiliates of Masterworks, effective as of 11:59 p.m. Eastern time on that date (the “Transition Date”). Mr. Glenday’s resignation was not the result of any disagreement with the Company, Masterworks, or their respective affiliates on any matter relating to the Company’s operations, policies, or practices.

Effective simultaneously with, and so as to avoid any vacancy resulting from, Mr. Glenday’s resignation, Scott Lynn was appointed to fill all roles vacated by Mr. Glenday, including serving as Chief Executive Officer, Chief Financial Officer, and as a manager of the Company. Mr. Lynn is the founder and Chief Executive Officer of Masterworks, LLC, the parent company that owns the Masterworks investment platform. There is no arrangement or understanding between Mr. Lynn and any other person pursuant to which Mr. Lynn was appointed to these positions, other than as described in this Item 7.

Following the Transition Date, it is expected that Mr. Glenday will continue to serve as a senior adviser to Masterworks, LLC and its affiliates.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 12, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: September 1, 2026